Exhibit 17.1

November 30, 2018

To the Members of the Board of Directors of

Attis Industries Inc.

This letter shall serve as formal notice of my resignation, effective December 6, 2018, from my position as Chief Operating Officer of Attis Industries Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Mark Schifani